SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.4)

                    Under the Securities Exchange Act of 1934


                            Cypress Bioscience, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                  2 232674 101
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
                                 with a copy to:

                              Monica C. Lord, Esq.
                       Kramer Levin Naftalis and Frankel
                                 919 3rd Avenue
                               New York, NY 10021
                                 (212) 715-9100

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                  July 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following: [ ]

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]     (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3 below)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                      [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                NUMBER OF                 7         SOLE VOTING POWER
                 SHARES                             None
              BENEFICIALLY                --------------------------------------
                OWNED BY                  8         SHARED VOTING POWER
                  EACH                              13,027,893
                REPORTING                 --------------------------------------
                 PERSON                   9         SOLE DISPOSITIVE POWER
                  WITH                              None
                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    13,027,893
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,027,893
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                 [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.3%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [ ]      (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3 below)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                NUMBER OF                 7         SOLE VOTING POWER
                 SHARES                             None
              BENEFICIALLY                --------------------------------------
                OWNED BY                  8         SHARED VOTING POWER
                  EACH                              3,855,371
                REPORTING                 --------------------------------------
                 PERSON                   9         SOLE DISPOSITIVE POWER
                  WITH                              None
                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    3,855,371
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,855,371
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                              [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.4%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Aries Master Fund
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [ ]    (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3 below)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                NUMBER OF                 7         SOLE VOTING POWER
                 SHARES                             None
              BENEFICIALLY                --------------------------------------
                OWNED BY                  8         SHARED VOTING POWER
                  EACH                              8,974,664
                REPORTING                 --------------------------------------
                 PERSON                   9         SOLE DISPOSITIVE POWER
                  WITH                              None
                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    8,974,664
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,974,664
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                 [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]    (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3 below)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                NUMBER OF                 7         SOLE VOTING POWER
                 SHARES                             None
              BENEFICIALLY                --------------------------------------
                OWNED BY                  8         SHARED VOTING POWER
                  EACH                              13,027,893
                REPORTING                 --------------------------------------
                 PERSON                   9         SOLE DISPOSITIVE POWER
                  WITH                              None
                                          --------------------------------------
                                          10        SHARED DISPOSITIVE POWER
                                                    13,027,893
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,027,893
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

          (a)       Common Stock, $0.02 par value ("Shares")

                    Cypress   Bioscience,  Inc. (the  "Issuer")  4350  Executive
                    Drive,   Suite  325  San  Diego,  CA  92121  (619) 452-2323

Item 2.  Identity and Background.

         Names of Persons Filing:

          (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). The shares of Common Stock that may be deemed beneficially owned by Paramount Capital and Dr. Rosenwald include 197,858 shares held by Aries Domestic Fund II, L.P. ("Aries II"). Paramount Capital and Dr. Rosenwald disclaim membership in a group with Aries II, and Paramount Capital and Dr. Rosenwald disclaim beneficial ownership of the shares held by Aries II, except to the extent of their respective pecuniary interests though, if any. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

          (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital/1/, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic/2/, a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund/3/, a Cayman Islands exempted company.

          (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)       Dr. Rosenwald is a citizen of the United States.

----------------------
/1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference

/3/ Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Since the date of Amendment No. 3 to Schedule 13D ("Amendment No. 1") which was filed on June 21, 1999, Aries Domestic used its general funds to make certain open market acquisitions of the securities of the Issuer and the Aries Fund used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in Item 5. Aries Domestic Fund II, L.P., a Delaware limited partnership for which Paramount Capital serves as general partner also used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in Item 5.

Item 4.  Purpose of Transaction.

                  The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs
                  (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of August 17, 1999, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Fund and Aries Domestic, beneficially owned 13,027,893 shares or 28.3% of the Issuer's securities and Aries Domestic and the Aries Fund beneficially owned as follows:
                                                            Amount Owned
                                                            ------------
                           Aries Domestic                   3,855,371 Shares
                           Aries Fund                       8,974,664 Shares

                  (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

                  (c) The following purchases were made by Aries Domestic in the open market since the filing of Amendment No. 3:
                          Date                  Amount         Price Per Share
                          ----                  ------         ---------------
                          06/15/99              2,970              $ 3.272
                          06/16/99              2,970              $ 3.365
                          06/16/99              2,970              $ 3.318
                          06/17/99              2,970              $ 3.380
                          06/17/99              1,485              $ 3.469
                          06/18/99              4,455              $ 3.271
                          06/18/99             11,880              $ 3.100
                          06/18/99              7,425              $ 3.270
                          06/21/99              2,970              $ 3.156
                          06/21/99              3,861              $ 3.219
                          06/22/99              8,910              $ 3.300
                          06/22/99              1,480              $ 3.281
                          06/23/99              1,480              $ 3.225
                          06/23/99                145              $ 3.125
                          06/23/99              2,970              $ 3.250
                          06/24/99              2,970              $ 3.219
                          06/24/99              5,049              $ 3.195

                          06/24/99              1,200              $ 3.250
                          06/24/99              2,970              $ 3.125
                          06/25/99              8,910              $ 3.125
                          06/25/99              1,480              $ 3.125
                          06/25/99              5,940              $ 3.154
                          06/29/99              1,480              $ 3.094
                          06/29/99              1,480              $ 3.154
                          06/29/99              5,940              $ 3.185
                          06/30/99              1,450              $ 3.125
                          06/30/99              1,450              $ 3.248
                          06/30/99             10,150              $ 3.220
                          07/02/99              5,000              $ 3.123
                          07/06/99              5,000              $ 3.123
                          07/07/99              1,500              $ 3.091
                          07/08/99              3,000              $ 3.065
                          07/08/99              4,500              $ 3.090
                          07/09/99             10,000              $ 3.055
                          07/09/99             28,000              $ 3.040
                          07/09/99              5,000              $ 3.000
                          07/09/99             15,000              $ 3.031
                          07/09/99              5,000              $ 3.065
                          07/12/99              1,500              $ 3.000
                          07/12/99              1,500              $ 3.000
                          07/13/99             10,000              $ 2.984
                          07/13/99             25,000              $ 2.920
                          07/13/99              3,000              $ 3.000
                          07/19/99              5,000              $ 2.938
                          07/19/99              4,534              $ 3.000
                          07/20/99              1,493              $ 3.031
                          07/20/99              9,371              $ 3.023
                          07/20/99              1,493              $ 3.000
                          07/20/99              1,493              $ 2.982
                          07/21/99              1,493              $ 3.000
                          07/22/99              1,493              $ 2.875
                          07/23/99              2,986              $ 2.935
                          07/23/99              4,479              $ 2.875
                          07/26/99              1,493              $ 2.940
                          07/27/99              2,986              $ 2.935
                          07/28/99              1,493              $ 2.875
                          07/28/99              2,986              $ 2.938
                          07/28/99              2,986              $ 2.935
                          07/29/99              1,493              $ 2.774
                          07/29/99              8,958              $ 2.894
                          07/29/99                299              $ 2.719
                          07/30/99              5,972              $ 2.880
                          07/30/99              4,479              $ 2.896
                          08/02/99              1,480              $ 2.685
                          08/05/99                917              $ 2.750

                          08/05/99              1,480              $ 2.746
                          08/06/99              8,877              $ 2.677
                          08/06/99              5,918              $ 2.720
                          08/09/99              1,480              $ 2.630
                          08/09/99              1,480              $ 2.563
                          08/10/99              1,480              $ 2.613
                          08/10/99              2,959              $ 2.611
                          08/11/99              2,959              $ 2.547
                          08/11/99              2,959              $ 2.500
                          08/12/99              1,480              $ 2.790
                          08/12/99              1,480              $ 2.550
                          08/13/99              2,959              $ 2.664
                          08/13/99              1,480              $ 2.688
                          08/16/99              1,480              $ 2.750
                          08/16/99              1,480              $ 2.763
                          08/17/99              1,480              $ 2.810

                           The following purchases were made by the Aries Fund in the open market since the filing of Amendment No. 3:

                           Date               Amount           Price Per Share
                           ----               ------           ---------------

                          06/15/99             7,000               $ 3.272
                          06/16/99             7,000               $ 3.365
                          06/16/99             7,000               $ 3.318
                          06/17/99             7,000               $ 3.380
                          06/17/99             3,500               $ 3.469
                          06/18/99            10,500               $ 3.271
                          06/18/99            28,000               $ 3.100
                          06/18/99            17,500               $ 3.270
                          06/21/99             7,000               $ 3.156
                          06/21/99             9,100               $ 3.219
                          06/22/99            21,000               $ 3.300
                          06/22/99             3,500               $ 3.281
                          06/23/99             3,500               $ 3.225
                          06/23/99               350               $ 3.125
                          06/23/99             7,000               $ 3.250
                          06/24/99            11,900               $ 3.195
                          06/24/99             7,000               $ 3.125
                          06/24/99             7,000               $ 3.219
                          06/24/99             2,835               $ 3.250
                          06/25/99            21,000               $ 3.125
                          06/25/99             3,500               $ 3.125
                          06/25/99            14,000               $ 3.154
                          06/28/99            10,000               $ 3.216
                          06/28/99             5,000               $ 3.125
                          06/29/99             3,500               $ 3.094
                          06/29/99             3,500               $ 3.154
                          06/29/99            14,000               $ 3.185
                          06/30/99             3,500               $ 3.125

                          06/30/99             3,500               $ 3.248
                          06/30/99            24,500               $ 3.220
                          07/07/99             3,450               $ 3.091
                          07/08/99             6,900               $ 3.065
                          07/08/99            10,350               $ 3.090
                          07/12/99             3,450               $ 3.000
                          07/12/99             3,450               $ 2.934
                          07/13/99             7,000               $ 3.091
                          07/20/99             3,411               $ 3.031
                          07/20/99               617               $ 3.023
                          07/20/99             3,411               $ 3.000
                          07/20/99             3,411               $ 2.982
                          07/21/99             3,411               $ 3.000
                          07/22/99             3,411               $ 2.875
                          07/22/99             5,000               $ 2.938
                          07/23/99             6,882               $ 2.935
                          07/23/99            10,323               $ 2.875
                          07/26/99             3,441               $ 2.940
                          07/27/99             6,882               $ 2.938
                          07/27/99             6,882               $ 2.935
                          07/28/99             6,882               $ 2.935
                          07/28/99             3,441               $ 2.875
                          07/29/99             3,441               $ 2.774
                          07/29/99            20,646               $ 2.894
                          07/29/99               688               $ 2.719
                          07/30/99            13,764               $ 2.880
                          07/30/99            10,323               $ 2.896
                          08/02/99             3,440               $ 2.685
                          08/05/99             2,133               $ 2.750
                          08/05/99             3,440               $ 2.746
                          08/06/99            20,640               $ 2.677
                          06/06/99            13,760               $ 2.720
                          08/09/99             3,440               $ 2.630
                          08/09/99             3,440               $ 2.563
                          08/10/99             3,440               $ 2.613
                          08/10/99             6,880               $ 2.611
                          08/11/99             6,880               $ 2.547
                          08/11/99             6,880               $ 2.500
                          08/12/99             3,440               $ 2.790
                          08/12/99             3,440               $ 2.550
                          08/13/99             3,440               $ 2.664
                          08/13/99             6,880               $ 2.688
                          08/16/99             3,440               $ 2.750
                          08/16/99             3,440               $ 2.763
                          08/17/99             3,440               $ 2.810


                    The following purchases were made by the Aries Domestic Fund II, L.P. in the open market since the filing of Amendment No. 3:

                            Date                Amount         Price Per Share
                            ----                ------         ---------------
                           6/15/99                 30               $ 3.272
                           6/16/99                 30               $ 3.365
                           6/16/99                 30               $ 3.318
                           6/17/99                 30               $ 3.380
                           6/17/99                 15               $ 3.469
                           6/18/99                 45               $ 3.271
                           6/18/99                120               $ 3.100
                           6/18/99                 75               $ 3.270
                           6/21/99                 30               $ 3.156
                           6/21/99                 39               $ 3.219
                           6/22/99                 90               $ 3.300
                           6/22/99                 20               $ 3.281
                           6/23/99                 20               $ 3.225
                           6/23/99                 5                $ 3.125
                           6/23/99                 30               $ 3.250
                           6/24/99                 51               $ 3.195
                           6/24/99                 30               $ 3.125
                           6/24/99                 30               $ 3.219
                           6/24/99                 15               $ 3.250
                           6/25/99                 90               $ 3.125
                           6/25/99                 20               $ 3.125
                           6/25/99                 60               $ 3.154
                           6/29/99                 20               $ 3.094
                           6/29/99                 20               $ 3.154
                           6/29/99                 60               $ 3.185
                           6/30/99                 50               $ 3.125
                           6/30/99                 50               $ 3.248
                           6/30/99                350               $ 3.220
                           6/30/99              5,500               $ 3.094
                           07/01/99             5,000               $ 3.094
                           07/01/99             5,000               $ 3.245
                           07/07/99                50               $ 3.091
                           07/08/99               100               $ 3.065
                           07/08/99               150               $ 3.090
                           07/12/99                50               $ 3.000
                           07/12/99                50               $ 2.934
                           07/13/99             5,000               $ 2.938
                           07/14/99             5,000               $ 2.938
                           07/14/99            15,000               $ 2.988
                           07/15/99             5,000               $ 2.875
                           07/15/99            15,000               $ 2.823
                           07/15/99            20,000               $ 2.830
                           07/15/99             5,000               $ 3.000
                           07/16/99             5,000               $ 2.882
                           07/16/99            20,000               $ 2.950
                           07/19/99             5,000               $ 2.719

                           07/19/99             5,466               $ 3.000
                           07/20/99                66               $ 3.031
                           07/20/99                12               $ 3.023
                           07/20/99                66               $ 3.000
                           07/20/99                66               $ 2.982
                           07/21/99                66               $ 3.000
                           07/22/99                66               $ 2.875
                           07/23/99               132               $ 2.935
                           07/23/99               198               $ 2.875
                           07/26/99                66               $ 2.940
                           07/27/99               132               $ 2.935
                           07/27/99               132               $ 2.938
                           07/28/99               132               $ 2.935
                           07/28/99                66               $ 2.875
                           07/29/99                66               $ 2.774
                           07/29/99               396               $ 2.894
                           07/29/99                13               $ 2.719
                           07/30/99               264               $ 2.880
                           07/30/99               198               $ 2.896
                           08/02/99                81               $ 2.685
                           08/02/99             5,000               $ 2.813
                           08/03/99            10,000               $ 2.991
                           08/04/99            15,000               $ 2.708
                           08/04/99             5,000               $ 2.688
                           08/05/99             1,950               $ 2.750
                           08/05/99                80               $ 2.746
                           08/06/99               483               $ 2.677
                           08/06/99               322               $ 2.720
                           08/09/99                80               $ 2.630
                           08/09/99                80               $ 2.563
                           08/10/99                80               $ 2.613
                           08/10/99               161               $ 2.611
                           08/11/99               161               $ 2.547
                           08/11/99               161               $ 2.500
                           08/12/99                80               $ 2.790
                           08/12/99                80               $ 2.550
                           08/13/99               161               $ 2.664
                           08/13/99                80               $ 2.688
                           08/16/99                80               $ 2.750
                           08/16/99                80               $ 2.763
                           08/17/99                80               $ 2.810

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

                  (d) & (e)         Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with respect to Securities of the Issuer

                  Paramount Capital is the investment manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

Exhibit A -       Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
                  Aries  Domestic  and  Aries  Fund to file  this  Statement  on
                  Schedule 13D on behalf of each of them.

Exhibit B -       List of executive  officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -       List of  executive  officers  and  directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:     August 19, 1999
           New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                      ARIES DOMESTIC FUND
                                      By  Paramount Capital Asset Management,
                                          Inc.
                                             General Partner

Dated:     August 19, 1999
           New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


                                      THE ARIES MASTER FUND
                                      By Paramount Capital Asset Management,
                                      Inc.
                                      Investment Manager

Dated:     August 19, 1999
           New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            Chairman


Dated:     August 19, 1999
           New York, NY              By  /s/ Lindsay A. Rosenwald, M.D.
                                       -------------------------------------
                                            Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                       PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.,
                                       INC.

Dated:      August 19, 1999
            New York, NY               By /s/ Lindsay A. Rosenwald. M.D.
                                         ------------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


                                       ARIES DOMESTIC FUND, L.P.
                                       By Paramount Capital Asset Management,
                                       Inc.
                                       General Partner

Dated:      August 19, 1999
            New York, NY               By /s/ Lindsay A. Rosenwald   M.D.
                                         -----------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman


                                       THE ARIES MASTER FUND
                                       By Paramount Capital Asset Management,
                                       Inc.
                                       Investment Manager

Dated:      August 19, 1999
            New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                         ----------------------------------
                                             Lindsay A. Rosenwald, M.D.
                                             Chairman

Dated:      August 19, 1999
            New York, NY              By  /s/ Lindsay A. Rosenwald, M.D.
                                        -----------------------------------
                                          Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                               PRINCIPAL OCCUPATION
         NAME                                      OR EMPLOYMENT
         ----                                      -------------

Lindsay A. Rosenwald, M.D.            Chairman of the Board of Paramount Capital
                                      Asset Management,  Inc., Paramount Capital
                                      Investments,  LLC and  Paramount  Capital,
                                      Inc.

Mark C. Rogers, M.D.                  President  of  Paramount   Capital   Asset
                                      Management,    Inc.,   Paramount   Capital
                                      Investments,  LLC and  Paramount  Capital,
                                      Inc.

Peter Morgan Kash                     Director  of   Paramount   Capital   Asset
                                      Management,    Inc.,    Senior    Managing
                                      Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                      Director  of   Paramount   Capital   Asset
                                      Management, Inc., Professor, University of
                                      Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                           OR EMPLOYMENT
         ----                                           -------------

Paramount Capital Asset Management,         General Partner; Investment Manager
Inc.

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                         PRINCIPAL OCCUPATION
         NAME                                                OR EMPLOYMENT
         ----                                                -------------

Paramount Capital Asset Management, Inc.                  Investment Manager

MeesPierson (Cayman) Management Limited                   Administrator

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.